SCHEDULE 13G

Amendment No. 1
ESC Medical Systems Limited
common stock
Cusip # M40868107

Cusip # M40868107
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	241,300
Item 6:	0
Item 7:	3,415,539
Item 8:	0
Item 9:	3,415,539
Item 11:	11.703%
Item 12:	    HC

Cusip # M40868107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,415,539
Item 8:	0
Item 9:	3,415,539
Item 11:	11.703%
Item 12:	IN

Cusip # M40868107
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	3,415,539
Item 8:	None
Item 9:	3,415,539
Item 11:	11.703%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		ESC Medical Systems Limited

Item 1(b).	Name of Issuer's Principal Executive Offices:

		Yokneam Industrial Park
		Yokneam, Israel  20692 L5

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		M40868107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,415,539

	(b)	Percent of Class:	11.703%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	241,300

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	3,415,539

	(iv)	shared power to dispose or to direct the disposition of:
	0



Item 5.	Ownership of Five Percent or Less of a CommonStock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of ESC Medical Systems Limited. The interest of one person, Fidelity Low-Priced Stock Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of ESC Medical Systems Limited, amounted to 2,208,300 shares or 7.567% of the total outstanding common stock at December 31, 1998.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of ESC Medical Systems Limited at December 31, 1998 is true, complete and correct.


	February 01, 1999
Date



	/s/Eric D. Roiter
Signature


	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,174,239 shares or 10.877% of the common stock outstanding of ESC Medical Systems Limited ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of ESC
Medical Systems Limited owned by the investment companies at December 31, 1998 included 354,453 shares of common stock resulting from the assumed conversion of $16,500,000 principal amount of 6% Convertible Corporate Bond 9/01/02 144A (21.482 shares of common stock for each $1,000 principal amount of the convertible corporate bond). The number of shares of common stock of ESC Medical Systems Limited owned by the investment companies at December 31, 1998 included 64,446 shares of common stock resulting from the assumed conversion of $3,000,000 principal amount of 6% Convertible Corporate Bond 9/1/02 (21.482 shares of common stock for each $1,000 principal amount of the convertible corporate bond).

	The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 2,208,300 shares or 7.567% of the common stock outstanding. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 3,174,239 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 241,300 shares or 0.826% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 241,300 shares and sole power to vote or to direct the voting of 241,300 shares of common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


 .


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 01, 1999, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of ESC Medical Systems Limited at December 31, 1998.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

Fidelity Management & Research Company

By   /s/Eric D. Roiter
	Eric D. Roiter
	V.P. and General Counsel

	Fidelity Low-Priced Stock Fund

By   /s/Eric D. Roiter
	Eric D. Roiter
	Secretary